Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
Suite 1230, 777 Hornby Street
Vancouver, British Columbia
V6Z 1S4

Item 2.	Date of Material Change

February 27, 2012

Item 3.	News Release

The Company’s news release dated February 27, 2012, was disseminated by Marketwire, Incorporated on February 27, 2012.

Item 4.	Summary of Material Change

The Company announced that its infrastructure subsidiary, Panama Desarrollo de Infraestructuras, S.A. has successfully installed its new Metso Crusher 125 mobile crushing system.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Jose Luis Dieguez, Chief Executive Officer of the Company’s subsidiary, Panamanian Development and Infrastructure Ltd., can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated February 27, 2012

PETAQUILLA MINERALS LTD.

Per: /s/ Jose Luis Dieguez
Jose Luis Dieguez
Chief Executive Officer
Panamanian Development and Infrastructure Ltd.

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Jose Luis Dieguez

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

PDI Panama Update on Metso Crusher

Vancouver, BC – February 27, 2012: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) is pleased to announce that the Company’s infrastructure subsidiary, Panama Desarrollo de Infraestructuras, S.A. (“PDI Panama”) has successfully installed its new Metso Crusher 125 mobile crushing system and has been ramping up production.

During the last three weeks, the new mobile crushing system, composed of a Nordberg NW 125, a GP300S cone, a NW300HPS cone and a DF2016P screen, was installed under the supervision of and commissioned by Metso’s distributor in Panama.

As previously announced, the new Metso Crusher 125 increases PDI Panama’s crushing capacity by approximately 10,000 tonnes per day, providing greater flexibility to ore processing and increasing the portfolio of construction-grade aggregate products that can be produced. This additional crushing capacity will help reduce the stacking period of the Company’s on/off leach pads and support the expansion of the Molejon gold plant with a fourth ball mill. The Company plans to continue to increase crushing capacity by acquiring a second Metso Crusher 125.

PDI Panama is also advancing its plans to produce concrete, taking advantage of easy access to small size construction aggregate at Molejon.

Figure 2.

Figure 3.

Figure 1. Panoramic view of the new mobile crushing system installed at Molejon gold plant.
Figure 2. View of the Nordberg GP300S cone crusher and NW300HPS mobile crushing/screening plant and 80t bin.
Figure 3. View of C125 Nordberg jaw crusher and DF2016P screen
Figure 1.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometre concession lands in Panama - a region known historically for gold content. In addition, the Company has acquired 100% of the Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

About Panama Desarrollo de Infraestructuras, S.A. PDI Panama is a construction company based in Panama offering mining services (exploration and resource analysis, digital topography and drilling programs, construction of temporary and permanent camps, blasting, major earthworks and mining construction), civil infrastructure, and general construction services, including the manufacture and sale of construction materials. PDI Panama’s goal is to become a key player in the mining and infrastructure sectors in the Central American and Caribbean regions.

Disclaimer. This press release includes forward-looking statements. All statements, other than statements of historical fact, contained in this news release, including, but not limited to, statements regarding future results, market assumptions, the estimation of mineral resources and the realization of mineral resource estimates, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond Petaquilla's control that would cause the actual results, performance or achievements of Petaquilla to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions, Petaquilla's present and future business strategies and the environment in which Petaquilla will operate in the future. Any forward-looking statements speak only as at the date of this document. Petaquilla expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in Petaquilla's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except to the extent required by applicable law. As a result of these factors, the events described in the forward-looking statements in this press release may not occur either partially or at all.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Jose Luis Dieguez
Chief Executive Officer
Panamanian Development and Infrastructure Ltd.

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.